UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-20793

Smithway Motor Xpress Corp.
(Exact name of registrant as specified in its charter)

2031 Quail Avenue, Fort Dodge, Iowa 50501 / (800) 247-4972
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  one

Pursuant to the requirements of the Securities Exchange Act of 1934, Smithway Motor Xpress Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2007	By:	/s/ Larry Owens
G. Larry Owens Chief Executive Officer, President, and Secretary